CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary



CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

May 2, 2005

SUPPL



United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports net sales of $598 million for March

TORONTO (April 1, 2005) – CI Fund Management Inc. ("CI") reported today that its subsidiary CI Mutual Funds Inc. had gross sales of $1.1 billion and net sales of $585 million for March 2005 – its third-best month ever.

CI subsidiary Assante Wealth Management had gross sales of $112 million and net sales of $13 million in its funds.

CI Fund Management's total net sales for March were $598 million.

"We are pleased with the continued momentum in our results. Our sales are benefiting from strong returns across our fund lineup, as seen in CI's industry-leading number of five-star funds," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer.

Morningstar Canada reported in March that CI Mutual Funds continued to lead its ranking of five-star funds. CI Mutual Funds had 63 funds with the top rating at February 28, 2005, while its nearest competitor had 20. These totals include all funds with Morningstar ratings. In addition, one Assante Artisan Portfolio has a five-star rating, while the Assante Optima Strategy Pools are not rated by Morningstar.

CI's total fee-earning assets at March 31, 2005, were $68.8 billion, representing a slight decrease of 1.2% from a month ago and an increase of $7.0 billion or 11.3% from one year ago.

Fee-earning assets consisted of managed assets of $48.7 billion and administered/other assets of $20.1 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $47.4 billion, labour-sponsored funds of $188 million and structured products/closed-end funds of $1.1 billion. Administered/other assets of $4.7 billion included institutional assets at BPI Global Asset Management LLP, which generate fees for CI, and $15.4 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante), which generate fees for those companies.

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.



News Release

CI FUND MANAGEMENT INC. MARCH 31, 2005 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$1,032	$472	$560
CI money market	81	56	25
TOTAL CI Funds	$1,113	$528	$585
TOTAL Assante Funds	$112	$99	$13
TOTAL Skylon/Other	0	0	0
TOTAL CI	$1,225	$627	$598

FEE-EARNING ASSETS	Feb. 28/05 (millions)	Mar. 31/05 (millions)	% Change
CI mutual/segregated funds	$39,198	$38,951	-0.6
Assante funds	8,636	8,400	-2.7
	$47,834	$47,351	-1.0
Managed labour-sponsored funds	185	188	1.6
Structured products/closed-end funds	1,167	1,128	-3.3
TOTAL Managed Assets	$49,186	$48,667	-1.1
CI administered/other assets	4,960	4,669	-5.9
Assante/IQON assets under administration (net of Assante funds)	15,451	15,451	0.0
TOTAL FEE-EARNING ASSETS	$69,597	$68,787	-1.2

AVERAGE MANAGED ASSETS	Feb. 28/05 (millions)	Mar. 31/05 (millions)	% Change
Monthly	$48,316	$49,087	1.6
Quarter-to-date	$47,062	$49,087	4.3
Fiscal year-to-date	$45,152	$45,553	0.9

COMMON SHARES	
Outstanding shares	288,927,691
In-the-money options	7,095,935
Percentage of all options	100%
All options % of shares	2.5%
Dividend yield at $17.26	3.5%

FINANCIAL POSITION	(millions)
Bank debt	$348
In-the-money option liability (net of tax)	$22
Cash & marketable securities	($89)
Net Debt Outstanding	$281
Terminal redemption value of funds (est)	$793



News Release

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

Bank of Montreal Skylon Y.I.E.L.D. Notes™, Series 1 provide up to an 11% coupon based on a portfolio of 10 leading Canadian companies

TORONTO (April 1, 2005) – Skylon Advisors Inc. today announced the launch of Bank of Montreal Skylon Y.I.E.L.D. Notes, Series 1, a 6.6-year note that pays a 5% coupon at the end of 2005 (which represents the equivalent of an annual rate of interest of 7.9%) and has the potential to pay an annual variable coupon of up to 11% over the remaining six years of the notes. The notes are principal protected if held to maturity.

The variable interest, if any, is linked to the price performance of a diversified basket of equally weighted securities of 10 Canadian issuers that are leaders in their respective sectors.

"Investors have the opportunity to benefit from the quality and well-recognized names in the portfolio, the potential attractive yield and the principal protection that the structure of the notes provides," said David R. McBain, President and Chief Executive Officer of Skylon Advisors.

Annual interest on the notes, if any, will equal the simple average of the return of the 10 securities in the portfolio on the annual calculation date. When there is positive price performance on the annual calculation date of the notes by a security in the portfolio in relation to its price on the issue date of the notes, that security's return will be deemed to be 11%. Any negative or zero return as compared to the price on the issue date by any of the securities on the annual calculation date is counted as its actual return.

If every security's price return remains positive, each annual interest payment will be 11%. If the price of each security has not increased or the simple average is zero or negative, there will be no interest payable for that period.

Yearly payout from the notes in 2006 through 2011 may be up to 11% and will equal the average return of the 10 securities. The annual coupon will not exceed 11% and may be zero. There is no management fee for the notes or for the underlying portfolio.

Bank of Montreal Skylon Y.I.E.L.D. Deposit Notes, Series 1 are fully eligible for registered plans. Series 1 is available through most financial advisors and is on sale until May 6, 2005. The issue price is $100 per note, with the minimum investment being $2,000. The principal amount of the notes will be repaid to investors at maturity. The fluctuation in the value of the portfolio will directly impact the interest, if any, payable on the notes. The complete terms of the offering are set out in an Information Statement, which can be obtained by investors from their advisors. Information about the notes is also available at www.skyloncapital.com/yielddepositnotes. The above is not investment advice or an offering of the notes, and investors should consult their investment advisor before making an investment decision.



News Release

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $69.9 billion in fee-generating assets as of February 28, 2005, and the industry's broadest selection of investment funds.

"Y.I.E.L.D. Notes" and "Yield and Income Enhanced Linked Deposit Notes" are trademarks of BMO Nesbitt Burns Corporation Limited used under license.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
Tel: (416) 681-8894.

SKYLON
ADVISORS INC.

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone : 416 364-1145 Sans frais : 1 800 268-9374
www.skylonadvisors.com

Communiqué

FOR IMMEDIATE RELEASE

Les Billets Y.I.E.L.D.MC - Banque de Montréal Skylon, série 1, offrent un coupon à taux variable pouvant atteindre jusqu'à 11 %, basé sur un portefeuille de 10 sociétés canadiennes de premier ordre

TORONTO (Le 1er avril 2005) – Skylon Advisors Inc. a annoncé aujourd'hui le lancement des Billets Y.I.E.L.D. - Banque de Montréal Skylon, série 1, un placement d'une durée de 6,6 années comprenant un coupon de 5 % encaissable à la fin de 2005 (qui représente donc un taux d'intérêt annuel de 7,9 %) et qui a le potentiel de payer un coupon annuel à taux variable pouvant atteindre jusqu'à 11 % pour chacune des six années suivantes. Le capital des Billets est garanti à 100 % à l'échéance.

L'intérêt variable, le cas échéant, est lié au rendement d'un panier diversifié composé à pondération égale de titres de 10 sociétés canadiennes qui sont chefs de file dans leurs secteurs respectifs.

« Les investisseurs auront l'occasion de profiter de la qualité et renommée des sociétés qui composent le portefeuille, du potentiel d'un rendement attrayant et de la protection du capital qu'offre la structure des Billets », a déclaré David R. McBain, président et chef de la direction de Skylon Advisors.

L'intérêt annuel sur les Billets, le cas échéant, sera équivalent à la moyenne simple des rendements des 10 titres du portefeuille, à la date anniversaire de l'émission. Le rendement de tout titre sous-jacent dont le cours, à la date anniversaire de l'émission des Billets, est supérieur à son prix d'achat sera réputé être de 11 %. Le rendement de tout titre sous-jacent dont le cours, à la date anniversaire de l'émission des Billets, est inférieur ou égal à son prix d'achat sera réputé être son rendement réel.

Si le rendement de chacun des titres composant le portefeuille est positif, la valeur du coupon annuel sera de 11 %. Si le rendement de chacun des titres composant le portefeuille n'affiche aucun changement ou la moyenne simple fournit une valeur nulle ou négative, aucun intérêt ne sera payable pour la période en question.

Le rendement annuel des Billets, de 2006 à 2011, pourra atteindre 11 % et sera égal au rendement moyen des 10 titres. Le taux d'intérêt du coupon annuel ne pourra donc pas être supérieur à 11 %, et il pourrait être nul. Aucun frais de gestion ne s'applique aux Billets, ni au portefeuille sous-jacent.

Les Billets Y.I.E.L.D. - Banque de Montréal Skylon, série 1, sont 100 % admissibles aux régimes enregistrés. La série 1 est disponible par l'entremise de la plupart des conseillers financiers et sera en vente jusqu'au 6 mai 2005. Le prix d'émission est de 100 $ par Billet et le placement minimum s'élève à 2 000 $. À l'échéance des Billets, l'émetteur procédera à la remise

du capital aux investisseurs. La fluctuation de la valeur du portefeuille aura un impact direct sur les intérêts payables sur les Billets, le cas échéant. Les investisseurs peuvent se procurer le document d'information auprès de leur conseiller financier afin de connaître l'intégralité des modalités de l'offre. Des renseignements au sujet des Billets se trouvent aussi sur le site www.skyloncapital.com/yielddepositnotesf. L'information qui précède n'est pas un conseil en placement ni une offre se rapportant aux Billets. Les investisseurs devraient donc consulter leur conseiller en placement avant de prendre toute décision de placement.

Skylon Advisors Inc. est une firme de services financiers destinée à fournir aux Canadiens une sélection innovatrice d'options de placement d'excellente qualité, y compris des produits structurés et les fonds d'investissement de travailleurs du Groupe VentureLink. Skylon est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 69,9 milliards de dollars le 28 février 2005.

« Billets Y.I.E.L.D. » et « Yield and Income Enhanced Linked Deposit Notes » (Billets de dépôt à revenu et rendement améliorés) sont des marques déposées de BMO Nesbitt Burns Corporation Limited, utilisées aux termes d'une licence.

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Pour de plus amples renseignements, veuillez communiquer avec :

David R. McBain
Président et chef de la direction
Skylon Advisors Inc.
Tél. : (416) 681-8894



CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management to hold webcast on quarterly results

TORONTO (April 4, 2005) – CI Fund Management Inc. ("CI") today announced that it will hold a webcast to discuss its financial results for the quarter ending February 28, 2005. William T. Holland, President and Chief Executive Officer, and Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer, will host the webcast.

The webcast, which will include a slide presentation, is scheduled for Wednesday, April 6, 2005, at 4:00 p.m. (Eastern time) at www.cifunds.com/q3. Alternatively, investors may listen to the discussion by calling (416) 695-9753 or 1-800-769-8320.

The call will be available for playback at (416) 695-5275 or 1-888-509-0081, and the webcast will be archived at www.cifunds.com/q3.

CI expects to release its results for the third quarter of fiscal 2005 after 12:00 p.m. on April 6 on Canada Newswire and www.cifunds.com.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $68.8 billion in fee-earning assets at March 31, 2005. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

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For further information contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending April 30, 2005

Toronto, April 15, 2005 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending April 30, 2005 of $0.0583 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\apr05\rel-skylon-yield-adv.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending April 30, 2005

Toronto, April 15, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending April 30, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	April 29, 2005	May 13, 2005
Series B units	US$0.0417 per unit	April 29, 2005	May 13, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending April 30, 2005

Toronto, April 15, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending April 30, 2005 of $0.15625 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\apr05\rel-skylon-highyield.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending April 30, 2005

Toronto, April 15, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending April 30, 2005 of $0.05833 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\apr05\rel-skylon-growth.doc

82-4994



CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending April 30, 2005

Toronto, April 15, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending April 30, 2005 of $0.1510 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\apr05\rel-skylon-globalii.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending April 30, 2005

Toronto, April 15, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending April 30, 2005 of $0.1510 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\apr05\rel-skylon-global.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending April 30, 2005

Toronto, April 15, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending April 30, 2005 of $0.1458 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\apr05\rel-skylon-convert.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending April 30, 2005

Toronto, April 15, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending April 30, 2005 of $0.1875 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\apr05\rel-skylon-capital.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending April 30, 2005

Toronto, April 15, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending April 30, 2005 of $0.0666 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\apr05\rel-signature.dot

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, April 20, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending April 30, 2005 of $0.0625 per unit payable on May 13, 2005 to unitholders of record as at April 29, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

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CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI announces new name for its lineup of tax-efficient funds

TORONTO (April 29, 2005) – CI Mutual Funds Inc. ("CI") announced today that it is changing the name of CI Sector Fund Limited to CI Corporate Class Limited, effective May 2, 2005. All of the share classes within CI Corporate Class Limited will carry the designation "Corporate Class" instead of "Sector Fund."

CI Corporate Class is a mutual fund corporation with 44 share classes and approximately $5.3 billion in assets at March 31, 2005. The corporate structure is known for fostering tax-efficient investing, including the ability to switch between classes without triggering a taxable event. Such techniques are not available with traditional mutual fund trusts.

"The CI Corporate Class name is a better fit with the structure of the funds and the powerful tax-efficient strategies they offer investors," said Peter W. Anderson, CI President and Chief Executive Officer.

Under the change, the 44 fund classes within the corporate structure will be called "corporate class." For example, CI Global Value Sector Fund is being renamed CI Global Value Corporate Class.

CI was the first company to establish this corporate structure for mutual funds when it introduced CI Sector Fund Limited in 1987. Today, the 44 corporate class funds represent most of CI's key mutual fund portfolios, including Canadian, U.S. and global equities, as well as a number of income funds such as Signature High Income Fund. Most recently, in March 2005, CI introduced a corporate class version of its popular Signature Income & Growth Fund, an income-oriented balanced fund that pays a monthly distribution targeted to represent a 7% annual yield.

CI Corporate Class is tax efficient for investors in non-registered portfolios because the corporate structure allows investors to switch between classes without triggering capital gains (or losses). The taxable event occurs only when the investor redeems from the overall corporate class structure. As a result, investors within CI Corporate Class can defer taxes, boosting the long-term growth of their portfolios. Through the corporate structure, CI also has successfully minimized annual taxable distributions in these funds. In the case of income classes, distributions are retained, effectively converting highly taxed interest income into capital gains, which attracts a much lower rate of tax. More information can be found at www.cifunds.com/corporateclass.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $68.8 billion in fee-earning assets as of March 31, 2005. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI Fund Management offers a broad range of investment management products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.



News Release

For further information, please contact:

Peter W. Anderson
President and Chief Executive Officer
CI Mutual Funds Inc.
(416) 364-1145

or

Murray Oxby
Director, Communications
CI Mutual Funds Inc.
(416) 681-3254